Exhibit 12.1

STATEMENT OF RATIOS OF EARNINGS TO FIXED CHARGES

Ratio of earnings to fixed charges	Year ended December 31,
	2015	2014	2013	2012	2011
	(Dollars in thousands)
Earnings:
Income from continuing operations before taxes	$48,648	$46,288	$37,419	$31,838	$28,563
Fixed charges excluding deposits and preferred stock dividends:	6,015	4,764	4,402	7,815	9,862

Subtotal	54,663	51,052	41,821	39,653	38,425
Interest on deposits	5,755	5,064	6,089	8,344	10,878

Total	$60,418	$56,116	$47,910	$47,997	$49,303

Fixed charges:
Interest excluding deposits	$5,118	$3,873	$3,568	$7,102	$9,233
Interest component on rentals*	897	891	834	713	629
Preferred stock dividends	—	—	—	620	2,167

Subtotal	6,015	4,764	4,402	8,435	12,029
Interest on deposits	5,755	5,064	6,089	8,344	10,878

Total	$11,770	$9,828	$10,491	$16,779	$22,907

Ratio of earnings to fixed charges:
Excluding interest on deposits	9.09	10.72	9.50	4.70	3.19
Including interest on deposits	5.13	5.71	4.57	2.86	2.15

*	Interest component on rentals estimated to be one-third of rentals